UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

NuStar GP Holdings, LLC

(Name of Issuer)

Units representing limited liability company interests

(Title of Class of Securities)

67059L102

(CUSIP Number)

William E. Greehey

19003 IH-10 West

San Antonio, Texas 78257

(210) 918-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided on a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 67059L102

1	Name of Reporting Person William E. Greehey

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4.	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,178,320 units(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,178,320 units(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,188,878 units(1),(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.4%

14	Type of Reporting Person IN

(1)  This number includes 345,889 Units owned by WLG Holdings, LLC, a Texas limited liability company of which the Reporting Person is the sole Manager and over whose Units the Reporting Person retains sole voting and dispositive power.

(2)  Includes 10,558 NuStar GP Holdings, LLC Units granted subject to restrictions.  Of these restricted Units: 4,826 Units vest on November 16, 2018; 3,495 Units vest on November 16, 2019; and 2,237 Units vest on November 16, 2020.

Item 1.                                                      Security and Issuer

This Amendment No. 8 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 14, 2006, as amended on January 4, 2007, August 10, 2007, January 14, 2008, February 9, 2009, December 28, 2012, August 28, 2015 and May 11, 2016 (together, “Schedule 13D”), and is being filed by William E. Greehey (the “Reporting Person”).  This Amendment No. 8 relates to the units representing limited liability company interests (the “Units”) of NuStar GP Holdings, LLC, a Delaware limited liability company (the “Company”), which has its principal executive offices at 19003 IH-10 West, San Antonio, Texas 78257.  This amendment is being filed to report the Reporting Person’s entry into a voting agreement with respect to the Reporting Person’s Units. This Amendment No. 8 supplements and, to the extent inconsistent therewith, amends the information set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D.

Item 4.                                                      Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 7, 2018, the Reporting Person entered into a Support Agreement with NuStar Energy L.P. (the “Partnership”), Marshall Merger Sub LLC, WLG Holdings, LLC and solely for the purposes of Section 2.3, the Company (the “Support Agreement”). The Support Agreement provides that the Reporting Person and WLG Holdings, LLC (together, the “Unitholders”) will vote the Units owned by the Unitholders in favor of a Merger (the “Merger”), pursuant to which Marshall Merger Sub LLC will merge with and into the Company, with the Company being the surviving entity, such that following the Merger, the Partnership will be the sole member of the Company. The Support Agreement is filed as Exhibit 99.1 to this Amendment No. 8 and is incorporated herein by reference.

At the effective time of the Merger Agreement, each Unit, other than Units held by the Company or its subsidiaries, will be converted into the right to receive 0.55 of a common unit representing a limited partner interest in NuStar Energy L.P. (“Partnership Common Unit”). All Units, when converted, shall cease to be outstanding and shall automatically be cancelled and no longer exist. No fractional Partnership Common Units will be issued in the Merger; instead, each holder of Units otherwise entitled to receive a fractional Partnership Common Unit will receive cash in lieu of such fractional Partnership Common Unit. Furthermore, the 10,214,626 Partnership Common Units currently owned by subsidiaries of the Company will be cancelled by the Partnership and will cease to exist.

Completion of the Merger is conditioned upon, among other things: (i) approval of the Merger Agreement by the affirmative vote of holders of a Unit Majority (as defined in the Second Amended and Restated Limited Liability Company Agreement of the Company, as amended); (ii) the effectiveness of a registration statement on Form S-4 with respect to the issuance by the Partnership of the Partnership Common Units in connection with the Merger; (iii) the absence of certain legal injunctions or impediments prohibiting the transactions; (iv) the receipt of certain tax opinions from a nationally recognized tax counsel; and (v) the approval for the listing of the Partnership Common Units on the New York Stock Exchange.

If the Merger occurs, the Units will be delisted from the New York Stock Exchange.

If the Merger occurs, the Company will file a Form 15 to terminate its registration with the Securities and Exchange Commission pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.                                                      Interest in Securities of the Issuer

Item 5(a), (b) and (d) of the Schedule 13D is hereby amended and supplemented as follows:

(a)                                 There were 42,953,132 Units outstanding as of January 31, 2018.  The Reporting Person is deemed to be the beneficial owner of 9,188,878 Units, which represents 21.4% of the total issued and outstanding Units of the Company and includes 345,889 Units owned by WLG Holdings, LLC, a limited liability company of which the Reporting Person is the sole Manager and over whose Units the Reporting Person retains sole voting and dispositive power. The above amount also includes 10,558 Units of the Company granted subject to restrictions.  Of these restricted Units: 4,826 Units vest on November 16, 2018; 3,495 Units vest on November 16, 2019; and 2,237 Units vest on November 16, 2020.

(b)                                  The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition over, 9,178,320 Units.

(d)                               The Reporting Person has the right to receive distributions from, the power to direct the receipt of distributions from and the right to receive the proceeds from the sale of the Units owned by such person and reflected on this Schedule 13D.

Item 6.                                                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 8 is incorporated by reference herein.

Item 7.                                                      Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Exhibit
Exhibit 99.1

Support Agreement dated as of February 7, 2018, by and among NuStar Energy L.P., Marshall Merger Sub LLC, WLG Holdings, LLC, William E. Greehey, and solely for the purposes of Section 2.3, NuStar GP Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NuStar GP Holdings, LLC on February 8, 2018)

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

/s/ William E. Greehey
William E. Greehey